UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13D-102)

Under the Securities Exchange Act of 1934
(Amendment No. 9)

STMicroelectronics N.V.

(Name of Issuer) Common Shares, nominal value €1.04 per share
(Title of Class of Securities) 861012102
(CUSIP Number) December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 861012102	13G	Page 2 of 27 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON STMicroelectronics Holding II B.V. (“ST Holding II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 250,704,754 (See Item 4(a) and Exhibit 1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 250,704,754 (See Item 4(a) and Exhibit 1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,704,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.5%*
12		TYPE OF REPORTING PERSON* HC

CUSIP No. 861012102	13G	Page 3 of 27 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON STMicroelectronics Holding N.V. (“ST Holding”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 250,704,754 (See Item 4(a) and Exhibit 1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 250,704,754 (See Item 4(a) and Exhibit 1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,704,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.5%*
12		TYPE OF REPORTING PERSON* HC

CUSIP No. 861012102	13G	Page 4 of 27 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FT1CI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 250,704,754 (See Item 4(a) and Exhibit 1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 250,704,754 (See Item 4(a) and Exhibit 1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,704,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.5%*
12		TYPE OF REPORTING PERSON* HC

CUSIP No. 861012102	13G	Page 5 of 27 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Finmeccanica S.p.A. (“Finmeccanica”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 0 (See Item 4(a) and Exhibit 1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 0 (See Item 4(a) and Exhibit 1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%*
12		TYPE OF REPORTING PERSON* CO

CUSIP No. 861012102	13G	Page 6 of 27 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cassa Depositi e Prestiti S.p.A. (“CDP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 250,704,754 (See Item 4(a) and Exhibit 1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 250,704,754 (See Item 4(a) and Exhibit 1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,704,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.5%*
12		TYPE OF REPORTING PERSON* CO

CUSIP No. 861012102	13G	Page 7 of 27 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Areva
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 250,704,754 (See Item 4(a) and Exhibit 1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 250,704,754 (See Item 4(a) and Exhibit 1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,704,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.5%*
12		TYPE OF REPORTING PERSON* CO

CUSIP No. 861012102	13G	Page 8 of 27 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commissariat à l’Énergie Atomique (“CEA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 250,704,754 (See Item 4(a) and Exhibit 1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 250,704,754 (See Item 4(a) and Exhibit 1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,704,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.5%*
12		TYPE OF REPORTING PERSON* CO

CUSIP No. 861012102	13G	Page 9 of 27 Pages

Item 1(a).	Name of Issuer:

STMicroelectronics N.V. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

STMicroelectronics N.V.
39, Chemin du Champ des Filles
1228 Plan-Les-Ouates
Geneva, Switzerland

Item 2(a).	Name of Persons Filing:

During 2009 the members of the Group of STMicroelectronics N.V. shareholders consisted of:

(i)	ST Holding II
(ii)	ST Holding
(iii)	FT1CI
(iv)	Finmeccanica
(v)	Cassa Depositi e Prestiti
(vi)	Areva
(vii)	CEA

Item 2(b).	Address of Principal Business Office, or if none, Residence:

(i)	STMicroelectronics Holding II B.V.
Weena 210-212
3012 NJ Rotterdam
The Netherlands

(ii)	STMicroelectronics Holding N.V.
Weena 210-212
3012 NJ Rotterdam
The Netherlands

(iii)	FT1CI
33 rue La Fayette
75442 Paris cedex 09
France

(iv)	Finmeccanica S.p.A.
Piazza Monte Grappa, 4
00195 Rome
Italy

CUSIP No. 861012102	13G	Page 10 of 27 Pages

(v)	Cassa Depositi e Prestiti S.p.A.
Via Goito, 4
00185 Rome
Italy

(vi)	Areva
33 rue La Fayette
75442 Paris cedex 09
France

(vii)	CEA
Siege
91191 Gif-sur-Yvette cedex
France

Item 2(c).	Citizenship:

(i)	The Netherlands
(ii)	The Netherlands
(iii)	France
(iv)	Italy
(v)	Italy
(vi)	France
(vii)	France

Item 2(d).	Title of Class of Securities:

Common Shares, nominal value €1.04 per Share

Item 2(e).	CUSIP Number:

861012102

Item 3.	Item 3 is not applicable.

Item 4(a).	Amount Beneficially Owned:

250,704,754 common shares held of record by ST Holding II on STMicroelectronics N.V.’s share registry.

ST Holding II is a wholly owned subsidiary of STMicroelectronics Holding N.V., which is jointly controlled by FT1CI and CDP (see Exhibit 1 attached hereto).  FT1CI is controlled by the Areva Group and CEA. As of the date hereof, following the transactions described below, Finmeccanica no longer holds any shares in STMicroelectronics N.V.

CUSIP No. 861012102	13G	Page 11 of 27 Pages

Item 4(b).	Percent of Class:

27.5% based upon 910,319,305 common shares issued as of December 31, 2009 as shown on STMicroelectronics N.V.’s share registry.

Item 4(c).	Number of shares as to which such person has:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

Item 5.	Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that as of the date hereof, Finmeccanica has ceased to be the beneficial owner of more than five percent of the class of securities.

On December 17, 2009, CDP and Finmeccanica signed an agreement pursuant to which CDP purchased all of Finmeccanica’s 33,707,436 shares in STMicroelectronics N.V., held indirectly through ST Holding, at a price of €5.10 per share, plus an earn-out equal to 50% of any positive difference between €7.00 and the average price of STMicroelectronics’ shares calculated daily in the 66 days preceding March 17, 2011.

As of December 31, 2009, Finmeccanica no longer holds any shares in STMicroelectronics N.V.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of a Group

See attached Exhibit 1 for the identity of each member of the Group and a description of relevant shareholders’ agreements.  See also, Item 4(a) above.

Item 9.	Notice of Dissolution of Group

Item 9 is not applicable.

Item 10.	Certification

Item 10 is not applicable.

CUSIP No. 861012102	13G	Page 12 of 27 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: STMicroelectronics Holding II B.V., signed on its behalf by STMicroelectronics Holding N.V. as Managing Member

February 12, 2010		February 12, 2010
(Date)		(Date)
/s/ Gabriele Pagnotta		/s/ Bertrand Loubert
(Signature)		(Signature)
Name:	Gabriele Pagnotta	Name:	Bertrand Loubert

Title:	Managing Director	Title:	Managing Director
	STMicroelectronics Holding N.V.		STMicroelectronics Holding N.V.

CUSIP No. 861012102	13G	Page 13 of 27 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  By: STMicroelectronics Holding N.V.

February 12, 2010		February 12, 2010
(Date)		(Date)
/s/ Gabriele Pagnotta		/s/ Bertrand Loubert
(Signature)		(Signature)
Name:	Gabriele Pagnotta	Name:	Bertrand Loubert

Title:	Managing Director	Title:	Managing Director

CUSIP No. 861012102	13G	Page 14 of 27 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  By: FT1CI
February 12, 2010
(Date)

/s/ Gérald Arbola
(Signature)

Name:	Gérald Arbola
Title:	Chairman and CEO

CUSIP No. 861012102	13G	Page 15 of 27 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Finmeccanica S.p.A.
February 12, 2010
(Date)

/s/ Pier Francesco Guarguaglini
(Signature)

Name:	Pier Francesco Guarguaglini
Title:	Chief Executive Officer

CUSIP No. 861012102	13G	Page 16 of 27 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Cassa Depositi e Prestiti S.p.A.
February 12, 2010
(Date)

/s/ Massimo Varazzani
(Signature)

Name:	Massimo Varazzani
Title:	Chief Executive Officer

CUSIP No. 861012102	13G	Page 17 of 27 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Areva
February 12, 2010
(Date)

/s/ Gérald Arbola
(Signature)

Name:	Gérald Arbola
Title:	Member of the Executive Board and Chief Operating Officer

CUSIP No. 861012102	13G	Page 18 of 27 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Commissariat à l’Énergie Atomique
February 12, 2010
(Date)

/s/ Christophe Gegout
(Signature)

Name:	Christophe Gegout
Title:	Chief Financial Officer

CUSIP No. 861012102	13G	Page 19 of 27 Pages

EXHIBIT 1

  Principal Shareholders

ST Holding II is a wholly owned subsidiary of ST Holding.  As of December 31, 2009, FT1CI (the “French Shareholder”), controlled by Areva and CEA, and CDP (the “Italian Shareholder”), directly held 50% each in ST Holding. The indirect interest of FT1CI and CDP in the Company is split on a 50%-50% basis.  Through a structured tracking stock system implemented in the articles of association of ST Holding and ST Holding II, FT1CI and CDP each indirectly held 125,352,377 of the Company’s common shares, representing 13.7% of its issued share capital as of December 31, 2009. Any disposals or, as the case may be, acquisitions by ST Holding II on behalf of FT1CI or CDP, will decrease or, as the case may be, increase the indirect interest of respectively FT1CI or CDP, in the Company’s issued share capital.  FT1CI was formerly a jointly held company set up by Areva and France Telecom to control the interest of the French shareholders in ST Holding.  Following the transactions described below, Areva and CEA are, as of December 31, 2009, the sole shareholders of FT1CI. Following CDP’s acquisition of all of Finmeccanica’s remaining shares in STMicroelectronics N.V. in December 2009, Finmeccanica no longer has a shareholding in ST Holding. Areva (formerly known as CEA-Industrie) is a corporation controlled by CEA. Areva is listed on Euronext Paris in the form of Investment Certificates. CEA is a French-government funded technological research organization. CDP is an Italian corporation 70% owned by the Italian Ministero dell’Economia e delle Finanze (the “Ministry of Economy and Finance”) and 30% owned by a consortium of 66 Italian banking foundations.

ST Holding II owned 90% of the Company’s shares before its initial public offering in 1994, and has since then gradually reduced its participation, going below the 66% threshold in 1997 and below the 50% threshold in 1999.  ST Holding II may further dispose of its shares as provided below in “— STH Shareholders’ Agreement—Disposals of the Company’s Common Shares” and pursuant to the eventual conversion of the Company’s outstanding convertible instruments.  Set forth below is a table of ST Holding II’s holdings in the Company as of the end of each of the past three financial years:

Common Shares Owned
	Number	%
December 31, 2009	250,704,754	27.5
December 31, 2008	250,704,754	27.5
December 31, 2007	250,704,754	27.5

Announcements about additional disposals of the Company’s shares by ST Holding II on behalf of one or more of its indirect shareholders, Areva, CEA, CDP or FT1CI may come at any time.

CUSIP No. 861012102	13G	Page 20 of 27 Pages

The chart below illustrates the shareholding structure as of December 31, 2009:

___________________

(1)	In addition to the 27.5% held by ST Holding and the 68.9% held by the Public, 3.5% are held by Company as Treasury Shares.

On August 12, 2003, Finmeccanica Finance, a subsidiary of Finmeccanica, issued €438,725,000 aggregate principal amount of 0.375% senior unsecured exchangeable notes due 2010, guaranteed by Finmeccanica (the “Finmeccanica Notes”).  On September 1, 2003, Finmeccanica Finance issued an additional €62,675,000 aggregate principal amount of Finmeccanica Notes, raising the issue size to €501,400,000. The Finmeccanica Notes have been exchangeable at the option of the holder since January 2, 2004 into up to 20 million of the Company’s existing common shares, or 2.3% of its then-outstanding share capital. The Finmeccanica Notes have an initial exchange ratio of 39.8883 shares per note. As of December 31, 2009, none of the Finmeccanica Notes had been exchanged for the Company’s common shares.

On December 17, 2009, CDP acquired all of Finmeccanica’s remaining 33,707,436 shares in the Company, held indirectly through ST Holding. Following this transaction, Finmeccanica no longer holds any of the Company’s shares, whether indirectly through ST Holding or directly, and is no longer a party to the STH Shareholders’ Agreement and all of its rights related thereto have been transferred to CDP.

Shareholders’ agreements

CUSIP No. 861012102	13G	Page 21 of 27 Pages

STH Shareholders’ Agreement

The Company was formed in 1987 as a result of the decision by Thomson-CSF (now called Thales) and STET (now called Telecom Italia S.p.A.) to combine their semiconductor businesses and to enter into a shareholders’ agreement on April 30, 1987, which was amended on December 10, 2001, restated on March 17, 2004 and further amended on February 26, 2008.  The February 26, 2008 amended and restated agreement (as amended, the “STH Shareholders’ Agreement”) supercedes and replaces all previous agreements. The current parties to the STH Shareholders’ Agreement are Areva, CEA, CDP and FT1CI. Following CDP’s acquisition of all of Finmeccanica’s shares in the Company, held indirectly through ST Holding, Finmeccanica is no longer a party to the STH Shareholders’ Agreement and all of its rights and obligations related thereto have been transferred to CDP.

Pursuant to the terms of the STH Shareholders’ Agreement and for the duration of such agreement, FT1CI, on the one hand, and CDP, on the other hand, have agreed to maintain equal interests in the Company’s share capital. See further details below.

Restructuring of the Holding Companies

If necessary, the parties agreed to restructure the two holding companies (ST Holding and ST Holding II) to simplify the structure to the extent possible or desirable. In any case, at least one holding company will continue to exist to hold the Company’s common shares. The company that now holds or may hold the Company’s common shares in the future for indirect shareholders is referred to below as the “holding company”.

Standstill

The STH Shareholders’ Agreement contains a standstill provision that precludes any of the parties and the parties’ affiliates from acquiring, directly or indirectly, any of the Company’s common shares or any instrument providing for the right to acquire any of its common shares other than through the holding company. The standstill is in effect for as long as such party holds the Company’s common shares through ST Holding. The parties agreed to continue to hold their stakes in the Company at all times through the current holding structure of ST Holding and ST Holding II, subject to exercising the preference share option granted to ST Holding if ST Holding were to choose not to exercise such rights directly.

Corporate Governance

The STH Shareholders’ Agreement provides for a balanced corporate governance of the indirect interests in the Company between FT1CI and CDP (FT1CI and CDP are collectively defined as “STH Shareholders” and individually defined as “STH Shareholder”)  for the duration of the “Balance Period”, despite actual differences in indirect economic interest in the Company. The “Balance Period” is defined as (i) a period through March 17, 2011, provided that each STH Shareholder owns at all times a voting stake at least equal to 10.5% of the Company’s issued and outstanding shares, and (ii) subject to the aforementioned condition, thereafter as long as each STH Shareholder owns at any time, including as a result of the exercise of the “Re-balancing Option” (as defined below), a voting

CUSIP No. 861012102	13G	Page 22 of 27 Pages

stake equal to at least 47.5% of the total voting stakes. During the Balance Period, each of FT1CI and CDP has an option to rebalance their shareholdings, referred to as the “Rebalancing Option”, as further described below.

During the Balance Period, the STH Shareholders agree that the holding company will have a managing board comprised of two members (one member designated by FT1CI, and one designated by CDP) and a supervisory board comprised of six members (three designated by FT1CI and three designated by CDP. The chairman of the supervisory board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the Vice Chairman), such designation to alternate between CDP on the one hand and FT1CI on the other hand. The current Chairman is Mr. Matteo del Fante.

During the Balance Period, any other decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following: (i) the definition of the role and structure of the Company’s Managing Board and Supervisory Board, and those of the holding company; (ii) the powers of the Chairman and the Vice Chairman of the Company’s Supervisory Board, and that of the holding company; (iii) information by the holding company’s managing board and supervisory board, and those of the Company; (iv) treatment of confidential information; (v) appointment of any additional members of the Company’s Managing Board and that of the holding company; (vi) remuneration of the members of the Company’s Managing Board and those of the holding company; (vii) internal audit of STMicroelectronics N.V. and of the holding company; (viii) industrial and commercial relationships between STMicroelectronics N.V. and CDP or STMicroelectronics N.V. and either or both FT1CI shareholders, or any of their affiliates; and (ix) any of the decisions listed in article 16.1 of the Company’s Articles of Association including its budget and pluri-annual plans.

As regards STMicroelectronics N.V. during the Balance Period: (i) each of the STH Shareholders (FT1CI, on the one hand, and CDP, on the other hand) shall have the right to insert on a list prepared for proposal by the holding company to the Company’s annual shareholders meeting the same number of members for election to the Supervisory Board, and the holding company shall vote in favor of such members; (ii) the STH Shareholders will cause the holding company to submit to the Company’s annual shareholders meeting and to vote in favor of a common proposal for the appointment of the Managing Board; and (iii) any decision relating to the voting rights of the holding company in the Company shall require the unanimous approval of the holding company shareholders and shall be submitted by the holding company to the Company’s annual shareholders meeting. The STH Shareholders also agreed that the Chairman of the Company’s Supervisory Board will be designated upon proposal of an STH Shareholder for a three-year term, and the Vice Chairman of the Company’s Supervisory Board will be designated upon proposal of the other STH Shareholder for the same period, and vice-versa for the following three-year term. The STH Shareholders further agreed that the STH Shareholder proposing the appointment of the Chairman be entitled to propose the appointment of the Assistant Secretary of the Company’s Supervisory Board, and the STH Shareholder proposing the appointment of the Vice Chairman be entitled to propose the appointment of the Secretary of the Company’s

CUSIP No. 861012102	13G	Page 23 of 27 Pages

Supervisory Board. Finally, each STH Shareholder is entitled to appoint a Financial Controller to the Supervisory Board. The Company’s Secretary, Assistant Secretary and two Financial Controllers are referred to as professionals (not members) of the Company’s Supervisory Board.

In addition, the following resolutions, to the extent that a resolution of the holding company is required, must be resolved upon by a shareholders’ resolution of the holding company, which shall require the unanimous approval of the STH Shareholders: (i) any alteration in the holding company’s articles of association; (ii) any issue, acquisition or disposal by the holding company of its shares or change in share rights; (iii) any alteration in the Company’s authorized share capital or issue by the Company of new shares and/or of any financial instrument giving rights to subscribe for its common shares; any acquisition or disposal by the holding company of the Company’s shares and/or any right to subscribe for the Company’s common shares; any modification to the rights attached to the Company’s common shares; any merger, acquisition or joint venture agreement to which the Company is or is proposed to be a party; and any other items on the agenda of its general shareholders meeting; (iv) the liquidation or dissolution of the holding company; (v) any legal merger, legal de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party; and (vi) the adoption or approval of the Company’s annual accounts or those of the holding company or a resolution concerning a dividend distribution by the Company.

At the end of the Balance Period, the members of the Company’s Supervisory Board and those of the holding company designated by the minority shareholder of the holding company will immediately resign upon request of the holding company’s majority shareholder, subject to the rights described in the previous paragraph.

After the end of the Balance Period, unanimous approval by the shareholders of the holding company remains required to approve:

(i)           As long as any of the shareholders indirectly owns at least equal to the lesser of 3% of the Company’s issued and outstanding share capital or 10% of the remaining STH Shareholders’ stake in the Company at such time, with respect to the holding company, any changes to the articles of association, any issue, acquisition or disposal of shares in the holding company or change in the rights of its shares, its liquidation or dissolution and any legal merger, de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party.

(ii)           As long as any of the shareholders indirectly owns at least 33% of the holding company, certain changes to the Company’s articles of association (including any alteration in its authorized share capital, or any issue of share capital and/or financial instrument giving the right to subscribe for the Company’s common shares, changes to the rights attached to its shares, changes to the preemptive rights, issues relating to the form, rights and transfer mechanics of the shares, the composition and operation of the Managing and Supervisory Boards, matters subject to the Supervisory Board’s approval, the Supervisory Board’s voting procedures, extraordinary meetings of shareholders and quorums for voting at shareholders meetings).

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(iii)           Any decision to vote the Company’s shares held by the holding company at any general meeting of its shareholders with respect to any substantial and material merger decision. In the event of a failure by the shareholders to reach a common decision on the relevant merger proposal, the Company’s shares attributable to the minority shareholder and held by the holding company will be counted as present for purposes of a quorum of shareholders at one of the Company’s shareholders meetings, but will not be voted (i.e., will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).

(iv)           In addition, the minority shareholder will have the right to designate at least one member of the list of candidates for the Company’s Supervisory Board to be proposed by the holding company if that shareholder indirectly owns at least 3% of its total issued and outstanding share capital, with the majority STH Shareholder retaining the right to appoint that number of members to the Company’s Supervisory Board that is at least proportional to such majority STH Shareholder’s voting stake.

Finally, at the end of the Balance Period, the unanimous approval required for other decisions taken at the STMicroelectronics N.V. level shall only be compulsory to the extent possible, taking into account the actual power attached to the direct and indirect shareholding together held by the STH Shareholders in the Company.

Disposals of the Company’s Common Shares

The STH Shareholders’ Agreement provides that each STH Shareholder retains the right to cause the holding company to dispose of its stake in the Company at its sole discretion, provided it is pursuant to either (i) the issuance of financial instruments, (ii) an equity swap, (iii) a structured finance deal or (iv) a straight sale. ST Holding II may enter into escrow arrangements with STH Shareholders with respect to the Company’s shares, whether this be pursuant to exchangeable notes, securities lending or other financial instruments. STH Shareholders that dispose of the Company’s shares through the issuance of  exchangeable instruments, an equity swap or a structured finance deal maintain the voting rights of the underlying shares in their ST Holding voting stake provided that such rights remain freely and continuously held by the holding company as though the holding company were still holding the full ownership of the shares.

As long as any of the parties to the STH Shareholders’ Agreement has a direct or indirect interest in the Company, except in the case of a public offer, no sales by a party may be made of any of the Company’s shares or of FT1CI, ST Holding or ST Holding II to any of the Company’s top ten competitors, or any company that controls such competitor.

Re-adjusting and Re-balancing options

The STH Shareholders’ Agreement provides that the parties have the right, subject to certain conditions, to re-balance their indirect holdings in the Company’s shares to achieve parity between FT1CI on the one hand and CDP on the other hand. If at any time prior to March 17, 2011, the voting stake in the Company of one of the STH Shareholders (FT1CI on the one hand, and CDP on the other hand) falls below 10.5% due either to (a) the exchange by a third party of any exchangeable instruments issued by an STH Shareholder or

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(b) to an issuance by the Company of new shares subscribed to by a third party, such STH Shareholder will have the right to notify the other STH Shareholder of its intention to exercise a “Re-adjusting Option”. In such case, the STH Shareholders will cause the holding company to purchase the number of the Company’s common shares necessary to increase the voting stake of such STH Shareholder to 10.5% of the Company’s issued and outstanding share capital.

If three months prior to March 17, 2010, the Balance Period has not already expired and if on such date the voting stake of one of the STH Shareholders (FT1CI on the one hand, and CDP on the other hand) has fallen below 47.5% of the total voting stake in ST Holding, such STH Shareholder will have the right to notify the other STH Shareholder of its intention to exercise a “Re-balance Option” no later than 30 Business Days prior to March 17, 2011. In such case, the STH Shareholders will cause the holding company to purchase before March 17, 2011 the number of the Company’s common shares necessary to re-balance at 50/50% the respective voting stakes of the STH Shareholders.

Change of Control Provision

The STH Shareholders’ Agreement provides for tag-along rights, preemptive rights, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of FT1CI, on the one hand, and CDP, on the other hand. The shareholders may transfer shares of the holding company or FT1CI to any of the shareholders’ affiliates, which would include the Italian state or the French state with respect to entities controlled by a state. The shareholders and their ultimate shareholders will be prohibited from launching any takeover process on any of the other shareholders.

Non-competition

Pursuant to the terms of STH Shareholders’ Agreement, neither the Company nor ST Holding are permitted, as a matter of principle, to operate outside the field of semiconductor products. The parties to the STH Shareholders’ Agreement also undertake to refrain directly or indirectly from competing with the Company in the area of semiconductor products, subject to certain exceptions, and to offer the Company opportunities to commercialize or invest in any semiconductor product developments by them.

Deadlock

In the event of a disagreement that cannot be resolved between the parties as to the conduct of the business and actions contemplated by the STH Shareholders’ Agreement, each party has the right to offer its interest in ST Holding to the other, which then has the right to acquire, or to have a third party acquire, such interest. If neither party agrees to acquire or have acquired the other party’s interest, then together the parties are obligated to try to find a third party to acquire their collective interests, or such part thereof as is suitable to change the decision to terminate the agreement. The STH Shareholders’ Agreement will remain in force as long as CDP, on the one hand, and any of Areva, FT1CI or CEA, on the other hand, are shareholders of the holding company.

Preference Shares

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On May 31, 1999, the Company’s shareholders approved the creation of preference shares that entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends and distributions.  On the same day, the Company entered into an option agreement with ST Holding II as a protective mechanism against hostile takeovers or similar actions that are determined to be contrary to the interests of the Company and its shareholders.  On November 27, 2006, the Company’s Supervisory Board decided to terminate the May 31, 1999 option agreement, as amended.  A new option agreement has been entered into with Stichting Continuiteit ST (the “Stichting”), which is a foundation independent from the Supervisory Board and the Company’s major shareholders.  The May 31, 1999 option agreement, as amended, was terminated by mutual consent by ST Holding II and the Company on February 7, 2007.

The new option provides for the issuance of 540,000,000 preference shares, the same number as the May 31, 1999 option agreement.  The preference shares would be issued by the Company to the Stichting, upon the latter’s request and in the latter’s  sole discretion.  The preference shares would be issuable in the event of an unsolicited offer or acquisition, which is unsupported by the Company’s Managing and Supervisory Boards and which the Stichting determines would be contrary to the interests of the Company and the Company’s shareholders.  If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares.  If the Stichting has exercised the option so as to enable it to exercise 30% or more of the voting rights in any general meeting of shareholders of the Company, it is obliged to cancel the preference shares after two years.  This measure is effected by the Stichting requesting the Supervisory Board to proceed with the cancellation of the preference shares issued to it against repayment of the amounts paid up on the preference shares.  Under the Company’s articles of association, the general meeting of shareholders must approve any cancellation of preference shares upon a proposal made to this effect by the Supervisory Board.

No preference shares have been issued to date.  The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control. In addition, any issuance of additional capital within the limits of the Company’s authorized share capital, as approved by its shareholders, is subject to approval by its Supervisory Board, other than pursuant to an exercise of the call option granted to the Stichting.

Other Shareholders’ agreements

 Italian Shareholders’ Pact

In connection with the transfer of an interest in ST Holding from Finmeccanica to CDP, Finmeccanica and CDP entered into a shareholders’ pact (the “Italian Shareholders’ Pact”) on November 26, 2004 setting forth the rights and obligations of their respective interests as shareholders of ST Holding. Pursuant to the terms of the Italian Shareholders’ Pact, CDP became a party to the STH Shareholders’ Agreement and had the right to exercise certain corporate governance rights in the Company previously exercised by Finmeccanica under the STH Shareholders’ Agreement.

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Following CDP’s acquisition in December 2009 of all of Finmeccanica’s remaining shares in the Company held indirectly through in ST Holding, Finmeccanica’s rights granted under the STH Shareholders’ Agreement have been transferred to CDP and the Italian Shareholders’ Pact has been terminated.

French Shareholders’ Pact

Following FT1CI’s acquisition of approximately 26 million of the Company’s shares representing approximately 2.85% of the Company’s share capital, which was financed by CEA, CEA has become a minority shareholder of FT1CI and now adheres to the STH Shareholders’ Agreement.

Statutory Considerations

As is the case with other companies controlled by the French government, the French government has appointed a Commissaire du Gouvernement and a Contrôleur d’Etat for FT1CI. Pursuant to Decree No. 94-214, dated March 10, 1994, these government representatives have the right (i) to attend any board meeting of FT1CI, and (ii) to veto any board resolution or any decision of the president of FT1CI within ten days of such board meeting (or, if they have not attended the meeting, within ten days of the receipt of the board minutes or the notification of such president’s decision); such veto lapses if not confirmed within one month by the Ministry of the Economy or the Ministry of the Industry. FT1CI is subject to certain points of the Decree of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries have the authority to approve decisions of FT1CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures. The effect of these provisions may be that the decisions taken by the Company and the Company’s subsidiaries that, by the terms of the STH Shareholders’ Agreement, require prior approval by FT1CI, may be adversely affected by these veto rights under French law.

Pursuant to Law Decree 269 of September 30, 2003 (as subsequently amended) and Decree of the Ministry of the Economy and Finance of December 5, 2003, CDP was transformed from a public entity into a joint stock limited liability company (società per azioni). While transforming itself into a holding company, CDP maintained its public interest purpose. CDP’s core business is to finance public investments and, more specifically, infrastructure and other major public works sponsored by the Republic of Italy, regions, local authorities, public agencies and other public bodies. By virtue of a special provision of Law Decree 269, the Ministry of Economy and Finance will always be able to exercise its control over CDP.